SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras Issues US$ 11 billion in Global Notes

Rio de Janeiro, May 23rd, 2013 – Petróleo Brasileiro S.A – Petrobras announces that it closed on May 20th the issuance of Global Notes in the international capital markets in the amount of  US$ 11 billion through its wholly owned subsidiary Petrobras Global Finance B.V. (“PGF”). The transaction, priced on May 13th, was comprised by fixed rate notes due 2016, 2019, 2023 and 2043 and floating rate notes due 2016 and 2019.

The transaction was executed in one day, with a demand of approximately US$ 42 billion as a result of more than 2,000 orders.  The average interest rate of the notes was 3.79% with an average life of 10.37 years. This deal sets the following records:

➢   Largest Emerging Market USD bond offering ever

➢   5th largest USD bond offering ever

➢   2nd largest USD bond offering this year

The final allocation had the following distribution: United States (73%), Europe (17%) and Asia (7%), mostly dedicated to the high grade market.

The success of the transaction indicates investor confidence in the fundamentals of the Company, its growth strategy and its commitment to maintain investment grade rating, as indicated by debt ratio targets and significant cash flow.  Additionally, the transaction is aligned with the fund-raising strategy announced by the Company to access the US dollar market once a year with a jumbo transaction in accordance with the funding requirements of the 2013 – 2017 Business and Management Plan.

Find below the main information about the Notes:

Fixed Rate Notes	2016 Notes	2019 Notes	2023 Notes	2043 Notes
Volume	US$ 1.25 billion	US$ 2.0 billion	US$ 3.5 billion	US$ 1.75 billion
Coupon	2.000%	3.000%	4.375%	5.625%
Issue Price	99.584%	99.352%	98.828%	98.027%
Yield to Investor	2.144%	3.125%	4.522%	5.764%
Maturity	May 20, 2016	Jan 15, 2019	May 20, 2023	May 20, 2043
1st Interest Payment	Nov 20, 2013	Jan 15, 2014	Nov 20, 2013	Nov 20, 2013
Interest Payment Dates	May 20 and Nov 20, each year	Jan 15 and Jul 15, each year	May 20 and Nov 20, each year	May 20 and Nov 20, each year

Floating Rate Notes	2016 Notes	2019 Notes
Volume	US$ 1.0 billion	US$ 1.5 billion
Coupon	3-month US$ LIBOR + 162 bps	3-month US$ LIBOR + 214 bps
Maturity	May 20, 2016	Jan 15, 2019
1st Interest Payment	August 20, 2013	July 15, 2013
Interest Payment Dates	Feb 20, May 20, Aug 20 and Nov 20, each year	Jan 15, Apr 15, Jul 15 and Oct 15, each year

The ratings of the Notes were A3 (Moody's), BBB (Standard & Poor's) and BBB (Fitch) and the proceeds will be used to fund Petrobras 2013-2017 Business Plan and for general corporate purposes.

BB Securities Ltd., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are the joint bookrunners for the transaction and Mitsubishi UFJ Securities (USA), Inc. and Standard Chartered Bank are the co-managers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.